Suite 920, 475 West Georgia Street
Vancouver, BC V6B 4M9
telephone: 604.689-7317 facsimile: 604.688.0094

June 23, 2005

United States Securities and
Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention: April Sifford, Branch Officer

Dear Ms. Sifford,

Comment Response: Form 10-KSB for the Fiscal Year
Ended December 31, 2004; Form 10-QSB for the Fiscal
Quarter Ended March 31, 2005; File No. 333-41516

We are in receipt of the your letter dated June 11, 2005 detailing the Securities and Exchange Commission's comments on Luna Gold Corp's 10-KSB for the December 31, 2004 fiscal year and 10-QSB for the Fiscal Quarter Ended March 31, 2005.

  If our operations in the United States become significant in the future we will engage a U.S. registered public accounting firm.

If you have any further comments please do not hesitate to contact me.

Yours truly,

LUNA GOLD CORP.

Per:

/s/ Marcel de Groot
Marcel de Groot